SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number : 0-12220


                           NOTIFICATION OF LATE FILING

     (Check One): ____Form 10-K and Form 10-KSB ____Form 11-K ____Form 20-F _X_ Form 10-Q and Form 10-QSB ____N-SAR

      For Period Ended:  September 30, 1999

____Transition Report on Form 10-K and Form 10-KSB
____Transition Report on Form 20-F
____Transition Report on Form 11-K
____Transition Report on Form l0-Q and Form 10-QSB
____Transition Report on Form N-SAR

     For the Transition Period Ended: _________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall he construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: The First of Long Island Corporation
Former name if applicable ___________________________________________________

Address of principal executive office (Street and number) : 10 Glen Head Road

City, state and zip code: Glen Head, New York 11545


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     _X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ___  (c)  The accountant's statement or other exhibit required by Rule
               12b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, l0-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 12, 1999, the First of Long Island Corporation (the "Corporation") announced that it had learned of improprieties by one of its employees that resulted in a misstatement of the Corporation's earnings and misappropriation of funds.

     The Corporation will restate current and prior years' earnings because of the above which include the fact that approximately $1.7 million in Trust Department income had been erroneously recognized. It is anticipated that the impact on current year earnings should be small, as the amounts to be provided relate predominantly to prior years. Coverages for misappropriation are provided under its insurance policies.

     The Corporation's management and its auditors are conducting an ongoing investigation into this and any possible related matters.

     The Corporation's Form 10-Q for the quarter ended September 30, 1999 could not be filed within the prescribed time period because additional time is needed to determine the amount of the restatement that applies to each affected period. The Form 10-Q will be filed promptly after such determination is made.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Mark D. Curtis                             (516) 671-4900, Ext. 556
     --------------                             ------------------------
        (Name)                               (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              Yes __X__ No _____

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              Yes __X__ No _____


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See response to Part III

                      The First of Long Island Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999               By: /s/Mark D. Curtis
                                      ---------------------
                                      Mark D. Curtis
                                      Senior Vice President & Treasurer
                                      (principal accounting & financial officer)

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).